Exhibit (e)(7)

October 19, 2012

PERSONAL AND CONFIDENTIAL

Via Overnight Mail and Email: icowan@orcc.com

Joseph L. Cowan

Online Resources Corporation

3237 Satellite Boulevard

Building 300 - Suite 210

Duluth, GA 30096

Dear Joe,

Thank you for taking the time to meet with me on Tuesday, October 16. I enjoyed our conversation and learning more about Online Resources Corporation (“ORCC” or the “Company”) and your operations. As I mentioned, we’ve spent considerable time evaluating the bill payment and biller direct sector and believe that the strategic rationale for a combination of our companies is strong. Following our acquisition of S1 Corporation, ACI Worldwide (“ACI”) has continued to evaluate opportunities to acquire products that further enhance our product portfolio and we view the acquisition of ORCC as another key step in our development.

ACI, headquartered in Naples, Florida, delivers a broad range of solutions for electronic payments, transaction banking, mobile, branch, fraud detection, and trade finance through an integrated suite of software products. ACI processes transactions for 14 of the leading global retailers and 24 of the world’s 25 largest banks. ACI, which has pro forma revenue of more than $700 million and a $1.6 billion equity market capitalization, operates in 80 countries with approximately 3,500 employees.

As evidenced by this letter, we are confident that the acquisition of ORCC represents a compelling opportunity that will provide significant benefits to ORCC and its shareholders.

Our preliminary proposal (the “Proposal”) is as follows:

(i)	Valuation and Structure: Subject to the terms and conditions of this letter, we are pleased to offer to acquire all of the outstanding common stock and common stock equivalents of ORCC for consideration of $4.25 per share in cash. In addition, our Proposal includes cash to satisfy the Company’s obligation in full at closing with respect to the preferred stock held by Tennenbaum Capital Partners, LLC. This proposal represents a premium of 46% over the current market price of ORCC’s common stock and a premium of 24% over the 52-week high and, as such, we believe your stockholders would enthusiastically support this Proposal.

(ii)	Financing: We have discussed financing with our financial advisor, Wells Fargo Securities, and we are confident in our ability to finance the transaction. As such, the closing of a transaction would not be subject to a financing contingency.

(iii)	Due Diligence: We are prepared to commit substantial resources to a potential transaction and to move quickly on all fronts. Our team, along with our financial and legal advisors (Wells Fargo and Jones Day), are ready to begin diligence immediately and we believe that our limited diligence review would be completed in a matter of weeks. We would also anticipate entering into a non-disclosure agreement prior to beginning our diligence.

(iv)	Exclusivity: In consideration of the significant commitment of resources ACI will make in connection with continuing this process, by acceptance of this letter the Company agrees to negotiate exclusively with ACI for a period of thirty (30) days from the date this letter is signed by the Company (the “Exclusivity Period”), with a provision to extend the Exclusivity Period by the mutual written agreement of ACI and the Company. During the Exclusivity Period, the Company will not, and will cause its affiliates, directors, officers, employees, representatives, consultants, financial advisors, and agents not to, directly or indirectly, solicit, initiate, facilitate, encourage, or pursue or enter into discussions, transactions, or agreements with, or respond to, or provide information to, any corporation, partnership, or other entity or group (other than ACI and its designates) concerning any sale of the capital stock of the Company, any merger, recapitalization, spin-off, or sale of substantial assets of, or any other business combination or similar transaction involving the Company directly or indirectly. As of the date the Company executes this letter, the Company will cease any and all existing activities and discussions with any parties with respect to any transaction of the type described above, and during the Exclusivity Period, the Company will promptly advise ACI of any indication of interest in any such transaction from a third party of which the Company becomes aware.

For purposes of clarity, nothing in this paragraph (iv) shall prohibit the Company or its affiliates, directors, officers, employees, representatives, consultants, financial advisors and agents from soliciting, initiating, facilitating, encouraging, or pursuing, or entering into discussions, transactions or agreements with any corporation, partnership or other entity or group concerning a debt financing for use by the Company in refinancing existing indebtedness or providing working capital and collateral to secure any appeal bond in pending litigation.

(v)	Significant Conditions and Approval Process: The Proposal is subject to the satisfactory completion of a customary due diligence process, the negotiation of a definitive agreement with representations, warranties, conditions, and covenants customary for a transaction of this size and nature, as well as the receipt of any customary regulatory approvals and accordingly is non-binding except with respect to paragraph (iv) above. Before consummating a transaction, ACI would also require formal approval from its Board of Directors, which has been made aware of our review of this opportunity and supports the submission of this Proposal.

We believe that the combination of ORCC and ACI produces a company that can better compete with the larger players in the bill payment sector and provides a better full-service solution that serves the interests of all financial institutions. Together, we can deliver more volume to ORCC’s Bill Pay and Biller Direct payment engines and can bring your products upstream to larger banks by leveraging ACI’s brand and larger bank customer focus.

This letter is being submitted on the basis that its existence and terms will be kept strictly confidential and not disclosed to third parties. We look forward to a prompt response to this letter and sincerely hope that we can move forward to a negotiated transaction quickly. Please do not hesitate to contact me or Craig Maki (239-403-4625) at ACL or Jim Broner (212-214-8410) and John Laughlin (704-715-6152) with Wells Fargo should you have any questions.

Sincerely,

/s/ Philip G. Heasley
Philip G. Heasley
President and Chief Executive Officer

Agreed and Accepted:

Online Resources Corporation,
a Delaware corporation

By:	/s/ Joseph L. Cowan	November 20, 2012

Name:	Joseph L. Cowan
Title:	Chief Executive Officer

cc:	Dennis Byrnes, ACI Worldwide
Craig Maki, ACI Worldwide
John Laughlin, Wells Fargo Securities
Jim Broner, Wells Fargo Securities

PERSONAL AND CONFIDENTIAL

December 20, 2012

Joseph L, Cowan

President and Chief Executive Officer

Online Resources Corporations

4795 Meadow Wood Lane

Chantilly, VA 20151

Dear Joe,

Reference is made to the letter agreement, dated October 19, 2012 and executed by you on November 20, 2012 (the “Letter Agreement”), between ACI Worldwide, Inc. (“ACI”) and Online Resources Corporation (the “Company”). The Letter Agreement includes an exclusivity covenant in paragraph (iv) of the Proposal (as defined therein), the term of which expires on December 20, 2012 (i.e., thirty (30) days from November 20, 2012).

The parties agree that the Letter Agreement is hereby amended to extend the Exclusivity Period (as defined in the Letter Agreement) to January 11, 2013 subject to the following sentence. Notwithstanding the foregoing, in the event that by 5:00 p.m., Eastern time, on January 4, 2013 the parties have not mutually agreed in principle and in writing to the consideration to be paid by ACI for the Company’s outstanding capital stock in the proposed transaction contemplated by the Proposal, the Exclusivity Period shall automatically expire and terminate at 5:00 p.m., Eastern time, on January 4, 2013.

This first amendment to the Letter Agreement may be executed in one or more counterparts, each of which, when so executed, will be deemed an original and all of which will, when taken together, constitute one and the same binding instrument.

[Signatures of parties follow this page]

Joseph L. Cowan

Online Resources Corp.

December 20, 2012

Very truly yours,

ACI WORLDWIDE, INC.

By:	/s/ Philip G. Heasley
Philip G. Heasley
President and Chief Executive Officer

AGREED AND ACCEPTED:

ONLINE RESOURCES CORPORATION

By:	/s/ Joseph L. Cowan
Joseph L. Cowan
President and Chief Executive Officer

Date:	December 21, 2012

PERSONAL AND CONFIDENTIAL

January 7, 2013

Joseph L. Cowan

President and Chief Executive Officer

Online Resources Corporations

4795 Meadow Wood Lane

Chantilly, VA 20151

Dear Joe,

Reference is made to the letter agreement, dated October 19, 2012 and executed by you on November 20, 2012 and as amended by letter agreement dated December 20, 2012 (the “Letter Agreement”), between ACI Worldwide, Inc. (“ACI”) and Online Resources Corporation (the “Company”). The Letter Agreement includes an exclusivity covenant in paragraph (iv) of the Proposal (as defined therein), the term of which expired on January 4, 2013, because the parties have not yet mutually agreed in principal and in writing to the consideration to be paid for the Company’s outstanding capital stock in the proposed transaction contemplated by the Proposal. The parties agree that the Letter Agreement hereby is further amended to extend the Exclusivity Period (as defined in the Letter Agreement) to midnight, Eastern time, on January 11, 2013.

This letter agreement may be executed in one or more counterparts, each of which, when so executed, will be deemed an original and all of which will, when taken together, constitute one and the same instrument.

[Signatures of parties follow this page]

Joseph L. Cowan

Online Resources Corp.

January 7, 2013

Very truly yours,

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Brynes
Dennis P. Brynes
Executive Vice President

AGREED AND ACCEPTED:

ONLINE RESOURCES CORPORATION

By:	/s/ Joseph L. Cowan
Joseph L. Cowan
President and Chief Executive Officer

Date:	January 9, 2013